Mail Stop 4561

December 5, 2006

VIA U.S. MAIL AND FAX

Mr. Steven L. Brake
Treasurer
Del Taco Restaurant Properties III
25521 Commercentre Drive
Lake Forest, CA 92630

> **Re: Del Taco Restaurant Properties III**
> **Item 4.01 Form 8-K**
> **Filed December 5, 2006**
> **File No. 000-16851**

Dear Mr. Brake:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed December 5, 2006

1.   We note that Squar, Milner, Peterson, Miranda & Williamson, LLP succeeds Squar, Milner, Miranda & Williamson, LLP as your independent registered auditor. Please tell us if Squar, Milner, Peterson, Miranda & Williamson, LLP notified the PCAOB of the name change to their firm and when they anticipate having their registration with the PCAOB effective.

2.   We note that the fourth paragraph of your Item 4.01 disclosure does not specifically state whether or not Squar Milner's report on your financial

statements as of and for the year ending December 31, 2005 was qualified or modified as to uncertainty, audit scope or accounting principles. Please revise your Form 8-K to provide such disclosure which is specifically required by Item 304(a)(ii) of Regulation S-K. Please file a revised Exhibit 16 letter.

File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant